Mail Stop 3561
								April 3, 2006

Via U.S. Mail and Facsimile

Richard Hersh
Chief Executive Officer
Power2ship, Inc.
903 Clint Moore Rd
Boca Raton, FL 33487

RE:	Power2ship, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2005
Form 10-QSB for the Quarter Ended December 31, 2005
File No. 0-25753


Dear Mr. Hersh:

	We have reviewed your response letters filed on March 22 and 31,
2006 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings.
If
you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary.
We
look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Please respond to confirm that such comments will be complied with, or, if the comments are deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule
101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the fiscal year ended June 30, 2005

Note 2 - Significant Accounting Policies and Other Matters, page
F-9

Impairment of Long-Lived Assts, page F-10

1. We note your response and revised disclosure to prior comment number one. Please also revise your MD&A section in future filings to discuss in greater detail management`s basis for concluding that long-lived assets including property plant and equipment, intangible assets and capitalized software and website development costs were not impaired at June 30, 2005 and December 31, 2005 especially in light of your ongoing losses and history of negative operating cash flows. As part of your revised disclosure, please indicate the methods and significant assumptions used in evaluating your long-lived assets for potential impairments.

Computer Software and Website Development Costs, page F-11

2. We note that you indicate in your response to our prior comment number two that computer software and website development costs have a useful live of five years. We also note that according to your disclosure on page F-12, the net book value of capitalized software at June 30, 2005 and 2004 was $725,156 and $462,618, respectively, and related amortization expense recognized by the Company for fiscal
2005 and 2004 was $54,093 and $40,621, respectively. In this regard, it is unclear to us, based on the information provided in your footnote, why amortization expense during fiscal 2005 and 2004 is less than expected given the five year useful life being used for amortization. Please describe any factors which may have contributed to the Company recognizing lower amortization expense and provide us with your calculation which supports the amortization amounts for fiscal 2005 and 2004.

Note 13 - Acquisitions, page F-25

3. We note from your response to prior comment number nine that you
have revised your pro forma information to give effect to the amortization of intangible assets acquired in connection with the acquisitions of Commodity Express Transportation and GFC for the fiscal years ended June 30, 2005 and 2004 and six months ended December 31, 2004. However, it is unclear to us why the pro forma adjustment representing amortization of the intangible assets for fiscal 2005 is greater than the pro forma adjustment for fiscal 2004 when the acquisitions occurred in March 2005. Please explain to us how the pro forma adjustments representing amortization of the intangible assets were calculated for each of the periods presented.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

      You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202) 551-3813 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



								Linda Cvrkel
								Branch Chief
Richard Hersh
Power2ship, Inc.
April 3, 2006
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